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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

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MEETING OF THE FIAT S.P.A. BOARD OF DIRECTORS

SIGNATURES

MEETING OF THE FIAT S.P.A. BOARD OF DIRECTORS

APPROVAL OF THE 2004 BUDGET

The Board of Directors of Fiat S.p.A. met today in Turin under the chairmanship of Mr. Umberto Agnelli.

The meeting focused on a review of the situation of the Group and of the single operating Sectors, and more specifically on activities that are currently underway and outlook for 2004.

The Board also approved the 2004 budget, consistently with the objectives set forth in the Relaunch Plan.

Group consolidated results for the fourth quarter and for the entire 2003 fiscal year will be reviewed at a meeting scheduled for February 27, 2004.

Turin, January 19, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 19, 2004

FIAT S.p.A.

	BY:	/s/ Enrico Zecchini Enrico Zecchini Power of Attorney